NO ACT

16
2-9-10



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE



10011780

March 31, 2010

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 3-31-10

Gillian McPhee
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306

Re: InterDigital, Inc.
Incoming letter dated February 9, 2010

Dear Ms. McPhee:

This is in response to your letters dated February 9, 2010 and March 12, 2010 concerning the shareholder proposal submitted to InterDigital by William W. Espy. We also have received a letter on the proponent's behalf dated February 18, 2010. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Jeffrey M. Stein
King & Spalding LLP
1180 Peachtree Street, N.E.
Atlanta, GA 30309-3521

March 31, 2010

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: InterDigital, Inc.
Incoming letter dated February 9, 2010

The proposal urges the board to take all necessary steps to allow shareholders to vote on declassification of InterDigital's board, so that all directors will stand for election annually.

There appears to be some basis for your view that InterDigital may exclude the proposal under rule 14a-8(i)(10). In this regard, we note your representation that InterDigital will provide shareholders at InterDigital's 2010 Annual Meeting with an opportunity to approve amendments to InterDigital's articles of incorporation and bylaws to provide for the annual election of directors. Accordingly, we will not recommend enforcement action to the Commission if InterDigital omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Alexandra M. Ledbetter
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

GIBSON DUNN

Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Client Matter No.: C 43512-00003

Gillian McPhee
Direct: 202.955.8230
Fax: 202.530.9572
GMcPhee@gibsondunn.com

March 12, 2010

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Supplemental Letter Regarding Shareholder Proposal of William Espy
Exchange Act of 1934 – Rule 14a-8

Dear Ladies and Gentlemen:

On February 9, 2010, we submitted a letter (the "No-Action Request") on behalf of our client, InterDigital, Inc. (the "Company"), notifying the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") that the Company intends to omit from its proxy statement and form of proxy for the Company's 2010 Annual Meeting of Shareholders (collectively, the "2010 Proxy Materials") a shareholder proposal (the "Proposal") and statements in support thereof received from William Espy (the "Proponent"). The Proposal is captioned "Shareholder Proposal that Directors be Elected Annually" and requests that the Company "take all necessary steps to allow shareholders to vote on declassification of InterDigital's board, so that all directors will stand for election annually" and to complete the transition "in a manner that does not affect the unexpired terms of any directors."

BASIS FOR SUPPLEMENTAL LETTER

The No-Action Request indicated our belief that the Proposal may be excluded under Rule 14a-8(i)(10) because the Company's Board of Directors (the "Board") would be considering, approving and recommending for a vote of the Company's shareholders at the 2010 Annual Meeting of Shareholders (the "Annual Meeting") amendments to the Company's existing Articles of Incorporation and Bylaws that would substantially implement the Proposal by declassifying the Board (the "Amendments"). We write supplementally to confirm that at a meeting held on March 5, 2010, the Board approved the Amendments and recommended that the Company's shareholders do the same at the Annual Meeting, consistent with Pennsylvania law.

ANALYSIS

As we discussed in the No-Action Request, Rule 14a-8(i)(10) permits a company to exclude a shareholder proposal from its proxy materials if the company has substantially implemented the proposal. The Commission stated in 1976 that the predecessor to Rule 14a-8(i)(10) was "designed to avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by the management." Exchange Act Release No. 12598 (July 7, 1976). Originally, the Staff narrowly interpreted this predecessor rule and granted no-action relief only when proposals were "'fully' effected" by the company. *See* Exchange Act Release No. 19135 (Oct. 14, 1982). By 1983, the Commission recognized that the "previous formalistic application of [the Rule] defeated its purpose" because proponents were successfully convincing the Staff to deny no-action relief by submitting proposals that differed from existing company policy by only a few words. Exchange Act Release No. 20091, at § II.E.6. (Aug. 16, 1983) (the "1983 Release"). Therefore, in 1983, the Commission adopted a revision to the rule to permit the omission of proposals that had been "substantially implemented." *Id.* The 1998 amendments to the proxy rules reaffirmed this position. *See* Exchange Act Release No. 40018 at n.30 and accompanying text (May 21, 1998).

The Staff has stated that "a determination that the [c]ompany has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (avail. Mar. 28, 1991). In other words, substantial implementation under Rule 14a-8(i)(10) requires a company's actions to have addressed the proposal's essential objective satisfactorily, even when the manner by which it is implemented does not correspond precisely to the actions sought by the shareholder proponent. *See* 1983 Release. *See also Caterpillar Inc.* (avail. Mar. 11, 2008); *Wal-Mart Stores, Inc.* (avail. Mar. 10, 2008); *PG&E Corp.* (avail. Mar. 6, 2008); *The Dow Chemical Co.* (avail. Mar. 5, 2008); *Johnson & Johnson* (avail. Feb. 22, 2008) (each allowing exclusion under Rule 14a-8(i)(10) of a shareholder proposal requesting that the company prepare a global warming report where the company had already published a report that contained information relating to its environmental initiatives). Differences between a company's actions and a shareholder proposal are permitted so long as the company's actions sufficiently address the proponent's underlying concern. *See, e.g., Masco Corp.* (avail. Mar. 29, 1999) (allowing exclusion of a proposal seeking specific criteria for outside directors where the company adopted a version of the proposal that included modifications and clarifications).

The Amendments, if adopted by the Company's shareholders, would substantially implement the Proposal and, accordingly, the Proposal may be excluded from the 2010 Proxy Materials in reliance on Rule 14a-8(i)(10). Specifically, the Amendments would implement annual elections of directors over a three-year period, so that directors who had been elected previously for three-year terms would fulfill the term for which the shareholders elected them, in accordance with the Proposal's expressed desire to avoid any impact on unexpired terms. As each director's term ends, directors thereafter would be elected for one-year terms. Accordingly, if the Amendments are approved, directors whose terms end in 2011 would be elected to one-year terms in 2011, those directors and directors whose terms end in 2012 would be elected to one-year terms in 2012, and all of the directors would be elected to one-year terms beginning in 2013. Thus, the Amendments would implement the Proposal in the exact manner contemplated by the Proponent.

The Staff has repeatedly concluded that board action directing the submission of a declassification amendment for shareholder approval substantially implements a declassification shareholder proposal, and has permitted such shareholder proposals to be excluded from proxy materials pursuant to Rule 14a-8(i)(10). *See Textron Inc.* (avail. Jan. 21, 2010); *Del Monte Foods Co.* (avail. June 3, 2009); *IMS Health, Inc.* (avail. Feb. 1, 2008); *Visteon Corp.* (avail. Feb. 15, 2007); *Schering-Plough Corp.* (avail. Feb. 2, 2006); *Northrop Grumman Corp.* (avail. Mar. 22, 2005); *Sabre Holdings Corp.* (avail. Mar. 2, 2005); *Raytheon Company* (avail. Feb. 11, 2005) (in each case concurring with the exclusion of a declassification shareholder proposal where the board directed the submission of a declassification amendment for shareholder approval).

Importantly, the Proposal requests a time frame for declassification that would avoid affecting any of the unexpired terms for directors currently in office. In doing so, the Proposal provides more flexibility for implementation than other similar past proposals, where the Staff has nonetheless consistently granted no-action relief. The Staff has concurred in the exclusion of declassification shareholder proposals under Rule 14a-8(i)(10) where shareholder proposals requested declassification within one year and the company acted to phase-in annual director elections in the same manner set forth in the Amendments. Most notably, in *Textron* and *Del Monte*, the Staff permitted the exclusion of declassification proposals with one-year implementation periods on substantial implementation grounds, despite the companies' decisions to declassify on a phased-in basis. The actions taken by the companies in both *Textron* and *Del Monte* that led to the grants of no-action relief were exactly the same actions that the Company proposes to undertake in the present instance, i.e., having approved amendments to the appropriate governing documents, the companies' boards of directors recommended that their shareholders vote to amend such governing documents in order to implement annual elections over a three-year period, despite the proponents' requests to complete the declassification processes within one year. As previously stated, the Company's Board, having similarly approved the Amendments, has determined to make the same recommendation at the 2010 Annual Meeting of Shareholders. In contrast to *Textron* and *Del Monte*, however, such a recommendation would involve no departure from the Proponent's desired time frame for implementation.

Accordingly, based on Staff precedent, we believe that the Company has substantially implemented the Proposal, and we request that the Staff concur that the Proposal may be excluded from the 2010 Proxy Materials under Rule 14a-8(i)(10).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2010 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject.

If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8230 or Jannie K. Lau, the Company's Assistant Secretary, at (610) 878-5688.

Sincerely,



Gillian McPhee

GM/emh
Enclosures

cc: Jannie K. Lau, InterDigital, Inc.
William Espy
Jeffrey M. Stein, King & Spalding LLP

KING & SPALDING

King & Spalding LLP
1180 Peachtree Street, N.E.
Atlanta, Georgia 30309-3521
www.kslaw.com

Jeffrey M. Stein
Partner
Direct Dial: (404) 572-4729
Direct Fax: (404) 572-5100
jstein@kslaw.com

February 18, 2010

VIA E-MAIL

U.S. Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re: InterDigital, Inc. /
Shareholder Proposal of William Espy /
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

Reference is made to the letter dated February 9, 2010 from Gibson, Dunn & Crutcher LLP ("Gibson Dunn") to the staff of the Division of Corporation Finance (the "Staff"), regarding a shareholder proposal (the "Proposal") submitted by our client, William Espy, to InterDigital, Inc. (the "Company"). Through this letter from Gibson Dunn, the Company has requested no-action relief from the Staff if the Company omits the Proposal from its proxy statement and form of proxy for its 2010 Annual Meeting of Shareholders.

In its letter, Gibson Dunn indicates that it will notify the Staff supplementally after the Company's Board of Directors has considered amendments to the Company's Articles of Incorporation and Bylaws to declassify the Board of Directors and provide for the annual election of directors. Gibson Dunn also indicates that it will provide additional analysis at that time explaining why it believes the Company's actions have substantially implemented the Proposal under Rule 14a-8(i)(10).

We are taking this opportunity to inform the Company and Gibson Dunn that if the Company or Gibson Dunn provides the Staff with supplemental information or additional analysis relating to the Proposal, copies of such correspondence should concurrently be furnished to Mr. Espy and the undersigned, pursuant to Rule 14a-8(j) and Staff Legal Bulletin No. 14D, dated November 7, 2008.

Mr. Espy reserves the right to submit additional information to the Staff following any submission by the Company or Gibson Dunn of supplemental information or additional analysis, and he respectfully requests that the Staff provide him with an opportunity to do so, before determining whether or not to take the no-action position requested by the Company.

Please direct any questions relating to our request to me at (404) 572-4729 or to Bill Baxley at (404) 572-3580.

Very truly yours,

/s/ Jeffrey M. Stein

Jeffrey M. Stein

cc: C. William Baxley
William Espy
Jannie K. Lau, InterDigital, Inc.
Gillian McPhee, Gibson, Dunn & Crutcher LLP

GIBSON DUNN

Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Client Matter No.: C 43512-00003

Gillian McPhee
Direct: 202.955.8230
Fax: 202.530.9572
GMcPhee@gibsondunn.com

February 9, 2010

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: InterDigital, Inc.
Shareholder Proposal of William Espy
Exchange Act of 1934—Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that our client, InterDigital, Inc. (the "Company"), intends to omit from its proxy statement and form of proxy for its 2010 Annual Meeting of Shareholders (collectively, the "2010 Proxy Materials") a shareholder proposal (the "Proposal") and statements in support thereof submitted by William Espy (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2010 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal is captioned "Shareholder Proposal that Directors be Elected Annually" and requests that the Company "take all necessary steps to allow shareholders to vote on declassification of InterDigital's board, so that all directors will stand for election annually" and to complete the transition "in a manner that does not affect the unexpired terms of any directors." A copy of the Proposal and related correspondence from the Proponent is attached to this letter as Exhibit A.

BASIS FOR EXCLUSION

We believe that the Proposal may properly be excluded from the 2010 Proxy Materials pursuant to Rule 14a-8(i)(10) because the Company's Board of Directors (the "Board") will in the near future consider approving, and recommending to the Company's shareholders for approval at the 2010 Annual Meeting of Shareholders, amendments to the Company's Articles of Incorporation and Bylaws that will substantially implement the Proposal. Specifically, the Board will vote on amendments to the Company's Articles of Incorporation and Bylaws that will declassify the Board and provide for the annual election of directors (the "Proposed Amendments").

We are submitting this no-action request at this time to address the timing requirements of Rule 14a-8. We will notify the Staff supplementally after the Board has considered the Proposed Amendments and provide additional analysis at that time explaining why we believe the Company's actions have substantially implemented the Proposal under Rule 14a-8(i)(10).

ANALYSIS

The Proposal May Be Excluded Under Rule 14a-8(i)(10) As Substantially Implemented.

A. Background

Rule 14a-8(i)(10) permits a company to exclude a shareholder proposal from its proxy materials if the company has substantially implemented the proposal. The Commission stated in 1976 that the predecessor to Rule 14a-8(i)(10) was "designed to avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by the management." Exchange Act Release No. 12598 (July 7, 1976). Originally, the Staff narrowly interpreted this predecessor rule and granted no-action relief only when proposals were "'fully' effected" by the company. *See* Exchange Act Release No. 19135 (Oct. 14, 1982). By 1983, the Commission recognized that the "previous formalistic application of [the Rule] defeated its purpose" because proponents were successfully convincing the Staff to deny no-action relief by submitting proposals that differed from existing company policy by only a few words. Exchange Act Release No. 20091, at § II.E.6. (Aug. 16, 1983) (the "1983 Release"). Therefore, in 1983, the Commission adopted a revision to the rule to permit the omission of proposals that had been "substantially implemented." *Id.* The 1998 amendments to the proxy rules reaffirmed this position. *See* Exchange Act Release No. 40018 at n.30 and accompanying text (May 21, 1998).

The Staff has stated that "a determination that the [c]ompany has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (avail. Mar. 28, 1991). In other words, substantial implementation under Rule 14a-8(i)(10) requires a company's actions to have addressed the proposal's essential objective satisfactorily. *See* 1983 Release. *See also Caterpillar Inc.* (avail. Mar. 11, 2008); *Wal-Mart Stores, Inc.* (avail. Mar. 10, 2008); *PG&E Corp.* (avail. Mar. 6, 2008); *The Dow Chemical Co.* (avail. Mar. 5, 2008); *Johnson & Johnson* (avail. Feb. 22, 2008) (each allowing exclusion under Rule 14a-8(i)(10) of a shareholder proposal requesting that the company prepare a global warming report where the company already had published a report that contained information relating to its environmental initiatives).

B. Anticipated Actions by the Company's Board of Directors

Upon the recommendation of management, at an upcoming meeting the Board will consider whether to approve the Proposed Amendments providing for a declassification of the Board and the establishment of annual director elections. Once the Board approves the Proposed Amendments, the Company will recommend that shareholders approve them at the 2010 Annual Meeting of Shareholders. If approved by the Company's shareholders, as required by the law of Pennsylvania, the Company's state of incorporation, the Amendments would implement annual elections of directors beginning next year, in 2011. Consistent with the Proposal, directors who had been elected previously for three-year terms would complete their current terms, allowing them to fulfill the terms for which the shareholders elected them. As the directors' terms end and they stand for reelection, the directors would stand for election for one-year terms. Accordingly, if shareholders approve the Proposed Amendments, directors whose terms end in 2011 would stand for election to one-year terms beginning in 2011, those directors and directors whose terms end in 2012 would stand for election for one-year terms in 2012, and all the directors would stand for election to one-year terms beginning in 2013. This approach to declassification will satisfy the Proposal's requirement that implementation of annual elections take place "in a manner that does not affect the unexpired terms of any directors." Thus, the Amendments would implement the essential objective of the Proposal – requiring that directors be elected annually to one-year terms – in precisely the manner contemplated by the Proponent.

The Staff repeatedly has concluded that board action directing the submission of a board declassification amendment for shareholder approval substantially implements a declassification shareholder proposal and has permitted companies to exclude these shareholder proposals from their proxy materials pursuant to Rule 14a-8(i)(10). *See IMS Health, Inc.* (avail. Feb. 1, 2008); *Visteon Corp.* (avail. Feb. 15, 2007); *Schering-Plough*

Corp. (avail. Feb. 2, 2006); *Northrop Grumman Corp.* (avail. Mar. 22, 2005); *Sabre Holdings Corp.* (avail. Mar. 2, 2005); *Raytheon Company* (avail. Feb. 11, 2005) (in each case concurring with the exclusion of a declassification shareholder proposal where the board directed the submission of a declassification amendment for shareholder approval).

As stated above, we will notify the Staff supplementally after Board consideration of the Proposed Amendments. The Staff consistently has granted no-action relief under Rule 14a-8(i)(10) where a company intends to omit a shareholder proposal on the grounds that the board of directors is expected to take certain actions that will substantially implement the proposal, and then supplements its request for no-action relief by notifying the Staff after the board of directors has acted. *See, e.g., Johnson & Johnson* (avail. Feb. 19, 2008); *The Dow Chemical Co.* (avail. Feb. 26, 2007); *Johnson & Johnson* (avail. Feb. 13, 2006); *General Motors Corp.* (avail. Mar. 3, 2004); *Intel Corp.* (avail Mar. 11, 2003) (each granting no-action relief where the company notified the Staff of its intention to omit a shareholder proposal under Rule 14a-8(i)(10) because the board of directors was expected to take action that would substantially implement the proposal, and the company supplementally notified the Staff of the action taken).

Because we believe that the actions that the Board will consider in the near future would substantially implement the Proposal, the Company is seeking to negotiate a voluntary withdrawal of the Proposal with the Proponent. Accordingly, as noted above, we submit this no-action request at this time to address the timing requirements of Rule 14a-8.

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2010 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject.

If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8230 or Jannie K. Lau, the Company's Associate General Counsel, at 215-279-0525.

Sincerely,



Gillian McPhee

GM/emh
Enclosures

cc: Jannie K. Lau, InterDigital, Inc.
William Espy

GIBSON DUNN

Exhibit A

William W. Espy

*** FISMA & OMB Memorandum M-07-16 ***

December 31, 2009

By Messenger and Facsimile

Mr. Steven W. Sprecher
General Counsel and Secretary
InterDigital, Inc.
781 Third Avenue
King of Prussia
Pennsylvania 19406-1409

Dear Mr. Sprecher:

I hereby submit the enclosed shareholder proposal and request that it be included in the InterDigital, Inc. (the "Company") proxy statement for the Company's 2010 annual meeting of shareholders. The attached proposal relates to the declassification of the board of directors of the Company, and is submitted to you under Rule 14a-8 under the Securities Exchange Act of 1934.

I am the beneficial owner of more than $2,000 in market value of the shares of the Company's common stock, and I intend to hold such shares through the date of the Company's 2010 annual meeting of shareholders. Enclosed is a letter from Bear Stearns, the broker where I hold some shares, verifying my continuous ownership of shares for one year prior to the date of this submission. Either I or my representative will present the proposal for consideration at the annual meeting of shareholders.

I would be happy to discuss this proposal with you. Should the board agree to present and recommend an appropriate proposal to declassify the board for a vote of the shareholders, or if the board itself acts to declassify the board, then I will ask that my proposal be withdrawn from consideration at the annual meeting. Please feel free to contact me at *** FISMA & OMB Memorandum M-07-16 ***
*** FISMA & OMB Memorandum M-07-16 ***
if you have any questions about this matter.

Very truly yours,



William W. Espy

Enclosures

Shareholder Proposal that Directors be Elected Annually

Resolved: That the shareholders of InterDigital, Inc. ("InterDigital") urge the board of directors to take all necessary steps to allow shareholders to vote on declassification of InterDigital's board, so that all directors will stand for election annually. The declassification should be completed in a manner that does not affect the unexpired terms of any directors.

Supporting Statement: As the long-term owner of shares currently worth over $5 million, I believe the election of directors is the most important way InterDigital shareholders may influence the strategic direction and management of InterDigital. Having a classified board is not in the shareholders' best interest because it reduces accountability of directors to shareholders by insulating board members from regular challenge. With a classified board, only a portion of directors stands for election in any given year and individual directors are only subject to accountability from shareholders every three years. By contrast, with a declassified board, each director stands for election every year, giving shareholders the power to replace the entire board or any individual directors, if the shareholders found it appropriate to do so. Such annual accountability keeps directors closely focused on their fiduciary duties to the owners of InterDigital, on execution of InterDigital's strategy and the performance of management.

Recent events at InterDigital illustrate some of the issues with a classified board. For several years (2002 through 2008), there were six to eight directors on the board, so that two or three directors were elected each year. However, by the time of the 2009 annual meeting, there were only five directors (so that only one director was subject to election at that meeting) and today the board is again comprised of only five members. With this composition, there will be some years with only one director standing for reelection and other years with two directors standing for reelection. While InterDigital may add directors, this recent history illustrates how a classified board reduces the accountability of directors to the owners of InterDigital.

I believe that declassifying the board will not destabilize InterDigital or affect the continuity of director service, but in fact will improve the performance of InterDigital and improve investment returns for the owners. Indeed, declassifying the board is the trend with U.S. public companies, as an increasing number of public companies have appropriately taken measures to declassify their boards. From January 1 to June 30, 2009, shareholder proposals seeking board declassification at 67 companies were supported by an average of 63 percent of shares voted (Source: RiskMetrics Group), and 68 percent of all S&P 500 companies now have declassified boards, up from 38 percent ten years ago (Source: 2009 Spencer Stuart Board Index).

Declassification of InterDigital's board would require amendments of InterDigital's articles and bylaws. Such amendments to the articles may be made upon approval by 80% of outstanding shares. I urge the board to present and recommend such amendments to the shareholders for their approval.

I urge the shareholders to vote FOR this proposal.

a division of J.P. Morgan

December 31, 2009

Interdigital, Inc.
781 Third Avenue
King of Prussia, PA 19406

To Whom it May Concern:

REF: Interdigital, Inc.
Cusip 45867G101000

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from December 31, 2008 through today at Bear Stearns, in the name of William W. Espy.

William W. Espy: in excess of 100,000 shares

Please feel free to contact me should you have any specific concerns or questions.

Sincerely,



Randall R. Bryan, Jr.
Associate Director

Bear Stearns, a division of J.P. Morgan • 3424 Peachtree Road, NE, Suite 1700, Atlanta, GA 30326 • Tel: 800 444 2327